

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 18, 2012

Via E-mail
Mr. Gregory D. Perry
Executive Vice President, Chief Financial Officer
ImmunoGen, Inc.
830 Winter Street
Waltham, MA 02451

> **Re: ImmunoGen, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2011**
> **Filed August 29, 2011**
> **File No. 000-17999**

Dear Mr. Perry:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Tavis J. Morello
        Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
        One Financial Center
        Boston, MA 02111